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MAR 1 2010
503

SEC Mail Processing

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 35173

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

STERLING INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 HAMILTON AVENUE, SUITE 1102
(No. And Street)

WHITE PLAINS, (City) NY (State) 10601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS CHARLES WILLIAM GREENWOOD (914) 220-5881
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DOUGLAS CHARLES WILLIAM GREENWOOD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STERLING INVESTMENT SERVICES, INC., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

SECRETARY ~~MANAGING MEMBER~~

Title

BELINDA G. H

Notary Public

BELINDA HAUGHTON
Notary Public, State of New York
No. 01HA6179682
Qualified in Westchester County
Commission Expires Dec. 24, 2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section

MAR 01 2010

Washington, DC
122

STERLING INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Sterling Investment Services, Inc.:

We have audited the accompanying statement of financial condition of Sterling Investment Services, Inc. (the "Company") as of December 31, 2009. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Sterling Investment Services, Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates, L.L.P.

New York, New York
February 10, 2010

STERLING INVESTMENT SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 55,279
Prepaid expenses	1,761
TOTAL ASSETS	57,040

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Account payable and accrued expense	$ 7,862
Shareholders' Equity:	
Common stock, $.01 par value; 1,000,000 shares authorized and issued, 990,000 shares outstanding	10,000
Additional paid- in capital	98,399
Earnings deficit	(59,221)
TOTAL SHAREHOLDERS' EQUITY	49,178
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 57,040

The accompanying notes are an integral part of this financial statement.

NOTE 1 ORGANIZATION & SIGNIFICANT ACCOUNTING POLICIES

Organization

Sterling Investment Services, Inc. (the "Company") was incorporated in the state of Delaware on November 7, 1985. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides financial advisory and capital-raising services, principally related to merger and acquisition advice and equity private placements. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and claims exemption from SEC Rule 15c3-3, pursuant to paragraph (k)(2)(ii). In February 2009, the Company reorganized through a change of ownership where prior-year shareholders were bought out by new shareholders.

Cash Equivalents

Cash and cash equivalents consist of high yield money market funds held at a major financial institution.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (formerly FASB Statement 157, Fair Value Measurements) bears no material effect on the financial statements as presented.

NOTE 2 NET CAPITAL REQUIREMENT

As a broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10 to 1. At December 31, 2009, the Company's net capital was $47,417, which exceeded the required net capital by $42,417. The Company's ratio of aggregate indebtedness to net capital at December 31, 2009 was .16 to 1.

NOTE 3 S CORPORATION ELECTION

The Company has elected S Corporation status for income tax purposes. Income taxes are therefore the responsibility of the individual shareholders of the Company.

NOTE 4 COMMITMENTS

In October 2009, the Company executed an operating lease for office space that is set to automatically renew in April 2010, a month-to-month basis unless and until either party notifies the other party of its intent to terminate the agreement. Such notification must be in writing and must be delivered at least two months before the date that the terminating party wishes to end this agreement. Minimum future payments under this lease for the year ended December 31, 2010 is $5,400.